

February 26, 2019

Daniel Hennessy
Chairman and Chief Executive Officer
Hennessy Capital Acquisition Corp IV
3485 N. Pines Way, Suite 110
Wilson, WY 83014

> **Re: Hennessy Capital Acquisition Corp IV**
> **Registration Statement on Form S-1**
> **Filed February 11, 2019**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 21, 2019**
> **File No. 333-229608**

Dear Mr. Hennessy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 5, 2018 letter.

Registration Statement on Form S-1

Summary
Nomura Forward Purchase Agreement, page 4

1.   With reference to Section 1(a)(i) of Exhibit 10.9, please revise this section of the prospectus, including the header, to explain and clarify that the agreement calls for Nomura to purchase $125 million of outstanding Class A shares "solely through open market purchases or in privately negotiated transactions." In this regard, your current disclosure indicates that Nomura will be delivering $125 million of cash to the combined business.

2.   Please revise to explain how Section 1(a)(iii) of the agreement operates and clarify what it means to "restructure" $75 million of the "forward commitment" into an investment in equity securities. For instance, it is not clear whether this provision contemplates that the Registrant could ask Nomura to repurchase $50 million of outstanding securities and to also purchase $75 million in new equity. If so, please explain how the restructuring is consistent with page 1 of the agreement which indicates that the forward commitment shall be satisfied solely through open market purchases or privately negotiated transactions with third parties.

3.   Revise to disclose the voting provisions contained in Section 1(a)(i) and Section 4(c) of the forward purchase agreement and reconcile these provisions to your October 22, 2018 response to comment 10. Also, revise to clarify how this agreement provides "substantial certainty" that you will be able to complete a business combination transaction. In this regard, the agreement with Nomura appears designed to ensure that you would secure a majority of shareholder votes in favor of a proposed combination and/or ensure that a significant number of Class A shares are not redeemed at the closing of the business combination.

4.   Your disclosure on page 65 expresses uncertainty concerning whether purchases by Nomura pursuant to the forward purchase agreement are prohibited by Regulation M under the Exchange Act. In light of your disclosure concerning the significance of this agreement with Nomura and your assertion of the substantial certainty it provides you to close an initial business combination, please also balance your Summary prospectus disclosure on page 4 by noting your uncertainty as to whether you will be able to activate the Nomura agreement to conduct an initial business combination.

Founder Shares, page 12

5.   We note your revised disclosure on pages 122 and 124 indicating that BlackRock's contemplated purchase of IPO shares could result in your not needing votes from any public shareholders to vote to approve an initial business combination. Please revise the Summary to highlight this disclosure. Also, please revise the second bullet point to clarify whether the 40% figure takes into account BlackRock's expected stake and purchases by Nomura pursuant to its agreement with the Registrant.

Risk Factors
Our amended and restated certificate of incorporation will require, . . ., page 58

6.   We refer to prior comment 14 in our October 15, 2018 letter, your response thereto, and your revised disclosures regarding the exclusive forum provision in your amended and restated certificate of incorporation. You state that with respect to federal securities claims, the federal district court for the District of Delaware and the Court of Chancery will have concurrent jurisdiction. As previously noted, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability

created by the Exchange Act or the rules and regulations thereunder. We also note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise to specifically clarify the applicability of the provision to Exchange Act claims, ensure that the provision in your governing document states this clearly, and to the extent the provision applies to claims arising under the Securities Act, also disclose that there is uncertainty with respect to whether a court would enforce this provision.

<u>Underwriting (Conflicts of Interest), page 149</u>

7.   We note your response to prior comment 2 and your revised disclosures on page 150 that Nomura will now be paid a fixed commitment fee of $2.5 million with respect to its forward purchase commitment. Please reconcile this disclosure with your disclosure in the third paragraph on pages 76 and 124, and in Item 15, which indicate that Nomura will receive a market-based commitment fee. In addition, please expand your discussion on page 150 to discuss the material terms of the right of first refusal granted to Nomura.

<u>Exhibits</u>

8.   We note that your revised disclosures regarding your anchor investor and the form of subscription agreement (Exhibit 10.10) are not consistent with respect to certain provisions. For example, your disclosure indicates that the anchor investor has already purchased the founder shares, and the agreement indicates that if less than 20,000,000 shares are sold in the offering, the agreement will terminate. Please revise, as applicable, and file an updated version of the executed agreement, including all exhibits and schedules thereto.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Torney at 202-551-3652 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Joshua Englard, Esq.